Exhibit 99.1

Perion Unveils Performance Results of Next-Gen AI-Powered Ad
Experience, Driving Double-Digit Engagement Lift

Visit Savannah sees a significant engagement boost with Perion's hyper-personalized generative AI chatbot technology

New York & Tel Aviv– April 23, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, shares the performance results of its groundbreaking ad experience powered by generative AI. This new capability enables advertisers to integrate a bespoke AI chatbot directly into their ad formats, delivering real-time, personalized interactions and elevating user engagement. The first-of-its-kind experience was debuted by Visit Savannah, achieving a 14% increase in user engagement, demonstrating the transformative potential of this technology.

The ad experience, served via one of Perion’s High Impact formats, integrates an advanced generative AI chatbot designed to interact seamlessly with users. The chatbot provides instant responses to both pre-programmed topics and free-form questions, creating a dynamic, hyper-personalized experience tailored to brand-specific objectives.

“There’s truly nothing like this in advertising today,” said Tal Jacobson, CEO of Perion. “This innovative integration bridges the gap between advertising and conversational AI, providing brands with a unique opportunity to engage consumers on a deeper, more meaningful level. It’s a perfect example of how Perion uses cutting-edge technology to lead the industry forward.”

Visit Savannah, a key launch partner, utilized the chatbot to enhance its interactive ad campaign, delivering hyper-personalized content to tourists planning their trips.

“This tool has allowed us to engage with our audience in ways we couldn’t have imagined, offering instant, accurate answers and a seamless interaction that reflects the heart of our brand. The boost in customer engagement has been impressive,” said Angela Westerfield, Chief Marketing Officer at Visit Savannah.

Perion recently introduced its Perion One strategy, bringing together its brands and technologies into a unified, AI-powered platform. Designed to address modern marketing challenges, Perion One represents a major milestone in the company's evolution. The latest addition to this expanding suite of AI-driven solutions is chatbot integration, joining innovations like SORT®, a privacy-safe targeting technology, and WAVE™, a dynamic audio ad technology.

For more information about Perion’s Generative AI Chatbot ad experience, please leave a message at https://perion.com/contact-us/

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels. For more information, visit Perion's website at www.perion.com

About Visit Savannah

Visit Savannah serves as the official destination marketing organization for the Savannah / Chatham County area and is committed to driving increased visitor spending, economic vitality, and quality of life for the region while continually building upon Savannah’s image as a world-class destination. For more information, visit www.visitsavannah.com

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com